Pearl Joy P. Sarabia, BSN, MSN

13612 Newcastle Ct., Fontana, CA, 92335   sarabiapearl@gmail.com

Professional Summary

Compassionate and hardworking Registered Nurse with more than 25 years experience in the academe and clinical settings providing education, Medical-Surgical, Intensive and Psychiatric care.

Experience

Case Manager, December 2014 up to present
Kindred Hospital Ontario, Ontario, California

- Serves as a liaison to patient and family regarding discharge options, insurance and community resources. Accurately reviews the charts for certification by insurance companies and provides utilization reviews timely and accurately. Appropriately documents psychosocial assessment, ongoing patient/family/treatment team communications and discharge summary. Provides information related to patient psychosocial status, available community resources and discharge planning services with Interdisciplinary team Conference. Coordinates/facilitates discharge planning process with Physicians and other members of the healthcare team. Incorporate the development and psychosocial needs of adults and geriatric patient into the assessment, observation, and treatment care provided as needed per CM policy and procedures.

Clinical Nurse Educator, February 2012 to December 2014
Kindred Hospital Ontario, Ontario, California

- Participates in planning and creating the hospital's strategic, operational, service design and other organizational plans and policies to achieve the mission and vision of the hospital. Plans, coordinates and teaches continuing education and in-service education for the nursing staff including General orientation. Develops monthly education calendar. Conducts corporate compliance agreement training and other needed nursing staff education like for new equipment, policies and protocols. Develops short term and long term goals based on identified needs through Quality Council and annual assessments. Serves as a member of the Hospital Quality Council. Collaborate with Nurse Manager and Chief Clinical Officer to evaluate staff competency. Participates in hospital and departmental performance improvement activities to measure and assess the quality of services provided. Providing education to ICU and Direct Observation Unit (DOU-Stepdown) nurses regarding drips, neuro and critical assessment, proper care for tracheostomy and ventilator patients, infection control.

Theory/Clinical Instructor, January 2007 to January 2012
Franklin Career College, Ontario, California

- Teaching aspiring nurses about patient care. Responsible in developing curriculum, modules and teaching. Teach healthcare topics to nursing students which include not only didactic coursework but also hands on clinical experience and lessons in professional responsibility. Collaborates with other professionals to refine nursing content (e.g. inviting guest speakers). Supervising nursing students in performing their nursing skills in Med Surg, Med Surg Tele, Wound Care Department, Labor and Delivery in the healthcare settings. Teaching and enhancing the nursing student's skills in their patient assessment using their basic assessment tool. Evaluates student's performance after a course.

Wound Care Coordinator/Staff, March 2008 to February 2012
Kindred Hospital Ontario, Ontario, California

- Provides planning and delivery of direct and indirect patient care for the patient with complex wounds through the nursing process of Assessment, Planning, Intervention, and Evaluation. Develops nursing care plan in coordination with patient, family and interdisciplinary staff as necessary. Communicates changes in patient's clinical condition with Physicians, Nursing Supervisor/Manager, and co-workers as appropriate. Participates in discharge planning process

Staff Nurse, Med-Surg Tele, Direct Observation Unit, August 2006 to March 2008
Kindred Hospital Ontario, Ontario, California

- Provides planning and delivery of direct and indirect patient care for the critically ill patient (tracheostomy to ventilator patients) through the nursing process of Assessment, Planning, Intervention, and Evaluation. Develops nursing care plan in coordination with patient, family and interdisciplinary staff as necessary. Communicates changes in patient's clinical condition with Physicians, Nursing Supervisor/Manager, and co-workers as appropriate. Participates in discharge planning process.

Clinical Instructor, June 2003 to June 2006
University of St. La Salle, Bacolod City, Philippines

- Teaching aspiring nurses to become competent in providing patient care. Responsible in developing curriculum, modules and teaching. Teach healthcare topics to nursing students which include not only didactic coursework but also hands on clinical experience and lessons in professional responsibility. Collaborates with other professionals to refine nursing content (e.g. inviting guest speakers). Supervising nursing students in performing their nursing skills in Med Surg, Med Surg Tele, Wound Care Department, Labor and Delivery, Psychiatric nursing in the healthcare settings. Teaching and enhancing the nursing student's skills in their patient assessment using their basic assessment tool. Evaluates student's performance after a course.
- Moderator, Nursing Student Council

Clinical Instructor, June 2002 to June 2003
West Negros University, Bacolod City, Philippines

- Teaching aspiring nurses about patient care. Responsible in developing curriculum, modules and teaching. Teach healthcare topics to nursing students which include not only didactic coursework but also hands on clinical experience and lessons in professional responsibility. Collaborates with other professionals to refine nursing content (e.g. inviting guest speakers). Supervising nursing students in performing their nursing skills in Med Surg, Med Surg Tele, Wound Care Department, Labor and Delivery, Psychiatric nursing in the healthcare settings. Teaching and enhancing the nursing student's skills in their patient assessment using their basic assessment tool. Evaluates student's performance after a course.

Staff Nurse/ Intensive Care Unit, February 2000 to June 2001
LN Agustin Memorial Hospital, Bacolod City, Philippines

- Provides planning and delivery of direct and indirect patient care for the critically ill patient (ventilator patients and with drips) through the nursing process of Assessment, Planning, Intervention, and Evaluation. Develops nursing care plan in coordination with patient, family and interdisciplinary staff as necessary. Communicates changes in patient's clinical condition with Physicians, Nursing Supervisor/Manager, and co-workers as appropriate. Participates in discharge planning process.

Education

West Negros University, Class of 2006
Bacolod City, Philippines
Masters Degree in Nursing

University of St. La Salle, Class of 1992
Bacolod City, Philippines
Bachelor of Science in Nursing

Certifications

California Registered Nurse – Active Status
Basic Life Support for Healthcare Providers, expires 2020
Wound Care Certification
Professional Licensed Teacher, Philippines